SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BRASIL TELECOM PARTICIPAÇÕES S.A.

(Name of subject company (Issuer))

TELEMAR NORTE LESTE S.A.

(Names of Filing Persons (Offerors))

Preferred Shares, no par value, and American Depository Shares (Title of classes of securities)	105530109 (CUSIP number of preferred shares)

Roberto Terziani

Investor Relations Director

Rua Humberto de Campos, 425

7º andar

Leblon, Rio de Janeiro, RJ, Brazil 22430-190

Tel: +55 21 3131-1208

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation* Not applicable*	Amount of Filing Fee* Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This presentation is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell any shares of Brasil Telecom Participações S.A. (“BRTP”) or Brasil Telecom S.A. (“BRTO”). The proposed tender offers for the outstanding common shares and a portion of the preferred shares of BRTP and BRTO described in this presentation have not commenced.

Any offer to purchase or the solicitation of an offer to sell (1) any preferred shares of BRTP, including the preferred shares underlying BRTP’s American Depositary Receipts, (2) any preferred shares of BRTO, including the preferred shares underlying BRTO’s American Depositary Receipts, or (3) common shares of BRTP or BRTO will be made only pursuant to offers to purchase and related materials that Telemar Norte Leste S.A. (“Telemar”) intends to file with the U.S. Securities and Exchange Commission (the “Commission”) upon commencement of these offers. Telemar urges shareholders who are eligible to participate in any of these tender offers to carefully read the offers to purchase and related materials relating to the offer or offers in which they are eligible to participate when they become available and prior to making any decisions with respect to that tender offer as these documents will contain important information about that tender offer.

Following the filing with the Commission of (1) the offers to purchase and related materials relating to the offers for the common shares and/or the preferred shares of BRTP and/or BRTO, or (2) any other tender offer materials related to the offers for the common shares and/or the preferred shares of BRTP and/or BRTO, shareholders of BRTP and BRTO will be able to obtain the filed documents free of charge on the Commission’s website at www.sec.gov or from Telemar.

This presentation is also being made in respect of (1) the proposed merger (incorporação) of BRTP with and into BRTO, and (2) the proposed merger (incorporação) of BRTO with and into Telemar. In connection with the proposed merger of BRTP with and into BRTO, Telemar plans to cause BRTO to file with the Commission (1) a registration statement on Form F-4, containing a prospectus which will be mailed to the shareholders of BRTP, and (2) other documents regarding this proposed merger. In connection with the proposed merger of BRTO with and into Telemar, Telemar plans to file with the Commission (1) a registration statement on Form F-4, containing a prospectus which will be mailed to the shareholders of BRTO, and (2) other documents regarding the proposed merger. Telemar urges investors and security holders to carefully read the relevant prospectus and other relevant materials when they become available as they will contain important information about the proposed mergers. Investors and security holders will be able to obtain the documents filed with the Commission regarding the proposed mergers, when available, free of charge on the Commission’s website at www.sec.gov or from Telemar.

This presentation contains certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to Telemar, BRTP and BRTO, are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Undue reliance should not be placed on such statements. Forward-looking statements speak only for the date they are made, and we undertake no obligation to publicly update any of them in the light of new information or future events.

Transcript of International Conference Call

Oi – Acquisition of Brasil Telecom by Telemar Norte Leste

April 28th, 2008

Operator: Good morning ladies and gentlemen, and welcome to the audio conference call of Oi. Thank you for standing by. At this time, all participants are in a listen-only mode. Later we will conduct a question and answer session and instructions to participate will be given at that time. If you should require assistance during the call, please press the star key followed by zero (*0). As a reminder, this conference is being recorded.

I would now like to turn the conference over to Mr. Luiz Eduardo Falco. Please sir, go ahead.

Mr. Luiz Eduardo Falco: Good morning everyone and thank you for joining us on this conference call for the presentation and discussion regarding the agreement that we entered into for the acquisition of a controlling stake in Brasil Telecom.

Late last Friday afternoon we filed a material fact with the CVM and the SEC and disclosed the material fact on our website and on several wire services and published it today in the Brazilian press with all the relevant details of these transactions, which we intend to discuss now. A presentation is also available in our website.

With me today is José Luís Salazar, our CFO; Roberto Terziani with our Investor Relations team. Initially I would like to mention that this conference call will be divided in four parts: in the first part I will comment about the corporate restructuring of the controlling shareholders of our company, Telemar Participações, TmarPart; then I will speak about the main rationale behind our entry into the agreement for the acquisition of outstanding shares of Brasil Telecom Participações, Brt Part, held directly or indirectly by the controlling group of Brasil Telecom; in the third part I will talk about the transaction itself, providing details about the structure and the various steps that we intend to undertake; and in the last part I will have a Q&A session with my colleagues.

The first item of this agenda is merely an informal purpose, since it deals with the corporate restructuring that will take place at the Telemar Participações, a company that owns the majority of the voting shares of Tele Norte Leste Participações and indirectly of all of its subsidiaries.

On Friday TmarPart also disclosed a material fact to the market with details about its corporate restructuring, which is also available in our investor relations website. This transaction is very simple to understand, since it basically consists of repositioning the controlling shareholders of TmarPart. As showed on the left side of slide 3, the current corporate structure of TmarPart is integrated by eight shareholders, which jointly own 100% of its capital.

After several different private transactions between themselves, the control group of TNL will be integrated by seven shareholders, as follows: La Fonte Telecom with 19.3%; Andrade Gutierrez Telecom with 19.3%; Fundação Atlântico with 11.5%. The total participation of these three shareholders will be 50.01% and in addition we will have the following: Previ with 12.9%; Petros with 10%; Funcef with 10%; and Bndespar with 16.9%.

Now addressing the second point of this agenda I want to talk about the rationale behind our proposal of acquisition of a controlling of Brasil Telecom and then speak about the structure of the transaction and how things are proposed to move forward in the short term. Initially, however, I would like to note that this is not a conventional acquisition, given that there are existing regulatory restrictions both in General Plan of Concessions, PGO; and in the General Universalization Goals Plan, PGMO; that limit OI’s ability to acquire another fixed line telephone concessionary.

However, certain legal provisions in article 19 of the general telecommunications law, LDT, also recommend that the authorities periodically review and possibly lift these restrictions on the part of Brazil’s Telecommunications Agency, Anatel, in order to update them in light of technological advancements and changes in the competitive standards in the market. It should be noted that the PGMO has been revised twice over the past 10 years: first in 2003 and more recently to change the universalization goals established on the concession agreement.

The PGO established the general framework from competition among the fixed-line telephone concessionaries, indirectly affecting services that are undertaken by non-regulated entities and no change has been made to the PGO up to date. In this sense we believe the PGO should be updated with the current dynamics of the telecommunication market by removing restrictions on offer of multiple and convergent services. With the evolution of the telecom sector over the past decade both in Brazil and worldwide, it is certainly time to analyze whether what was established in the past should remain unchanged, or whether changes are necessary to meet the sector’s new dynamics.

Going back to the presentation, slide 5 shows that we intend to create with this acquisition a large company to operate initially through Brazil. In the near future we want to expand this operation abroad, transforming this company in a true multinational telecommunications company. This new company will have the size, national coverage and operational and financial strength to compete on equal terms with international players that currently operate in Brazil, resulting in greater market balance in this sector. Our goal is to reach 110 million customers on the next five years considering the various services we will offer on the market. Oi and Brasil Telecom together currently have approximately 46 million customers.

It is important to emphasize that the acquisition of Brasil Telecom by Oi will not result in any harmful effects on the market concentration, either in local fixed-line telephone services or in long distance, broadband or mobile telephone services as you can see in slide 6. The regions in which the two companies operate do not overlap, in fact the absolute majority of the services that they offer are complementary. In the data transmission services sector, where there is slight competition between both companies, the combination of Oi and Brasil Telecom will not even be close to the market leader. The combination of the two companies will actually foster more competition on this market segment.

Slide 7 shows that the company resulting from the integration of both companies will have a size that is close to the international competition that operates in Brazil, resulting in great market balance. The telecommunications sector is characterized worldwide as a capital and technologically intensive industry, thus requiring large operational scale to dilute fixed costs and to increase return over the investments made. The world has changed, Brazil has changed, the customer market has changed; technological advancements have made possible network convergence increasing competition and services offered to the customer in packages.

In slide 8 we see that as soon as it will be possible to integrate the platforms and operations of the two companies, Oi and Brasil Telecom will instantly create the second-largest backbone in Brazil, with national coverage, significantly increasing competition. In the corporative market, in which the geographic extension of the network’s coverage is absolutely crucial to operate in a competitive manner, there would finally be a new player with a national backbone comparable to that of our main competition. This national backbone will be present in at least 23 state capitals and 29 of the 30 largest cities in Brazil.

Slide 9 shows that in the mobile market the combination of Oi and Brasil Telecom will result in the creation of the fourth operator in Brazil with effective national coverage, or the third if we consider Vivo and Tim as part of the same corporative group. The two companies combined initially would have almost 18% of the Brazilian market, but we have great growth opportunities on this market segment, whether a result of the increased market share of the combined companies in Brazil Telecom’s region and also as a result of the commencement of operations in the state of Sao Paulo late this year. In fact, the existence of another national player gives a new dynamics to the competitive environment of the sector in all of Brazil, with direct benefits to users of the service - mainly corporate customers and those that move or travel frequently.

Going straight ahead to slide 15 with our presentation we believe that our request to the Brazilian federal authorities to allow the acquisition of Brasil Telecom is not only legitimate, but it is also justified by the arguments summarized on this slide because first, we will have no impact on market concentration, since the companies complement one each other; two, will result in the creation of another competitor with national coverage directly benefiting the consumer market; three, we will create significant operational efficiency in the value chain. The base for the arguments that in 1998 supported the imposition of legal restrictions on the combination of two concessionaries are no longer valid today and should be lifted by the authorities for the benefit of the market evolution.

Next, in the third part of the agenda I will speak about the proposed structure of the acquisition of Brasil Telecom Participações. As previously mentioned, this transaction is currently subject to regulatory restrictions. The proposal will be initially implemented by a comissionary agent, Banco Credit Suisse, which on behalf of Telemar is entering into an agreement to acquire all the common shares of Brasil Telecom Participações held directly or indirectly by its current controlling shareholder and which are subject to a certain R$ 5.9 billion, equivalent to R$ 72.3 per common share of Brasil Telecom Participações; however, only after Anatel’s approval we will complete this acquisition on a definitive basis.

As soon as we have obtained this approval, we will proceed as to complete the rest of these transactions, which is summarized on slide 17. Even before approval by Anatel of the acquisition, TMAR will make a voluntary tender offer for acquisition of up to one-third of the outstanding preferred shares of both companies, BRTP and BRTO at prices that were already disclosed on the material fact, which are R$ 13.47 per preferred shares of BRTP4 and R$ 23.42 for preferred shares of BRTO4; then, and only after the required approvals from Anatel, the agent will assign a right to acquire all the Invitel shares to TMAR, which will complete the acquisition of control of BRTP and making the payment. Invitel is the holding company, which indirectly owns the majority of common shares of BRTP.

The transaction to acquire the control of BRTP obviously will also be submitted to appropriate time for approval by Cade, the Brazilian Antitrust Authority. After completing the acquisition of control of BRTP we will proceed with the mandatory tender offer for the minority shareholders of common shares of BRTP and of BRTO for R$ 57.85 and R$ 54.31 per share respectively.

After completing the mandatory tender offer, certain merger transactions will be proposed with the objective to simplify the corporate structure and unite the shareholders of BRTP and of BRTO as shareholders of the single company, TMAR. In the first step, Invitel will be merged into BRTP and BRTP will be merged into the operating company, BRTO. The swap ratios announced are based on the average market price of all the shares involved during the 90 days preceding and including April 23rd, 2008. After these mergers, the final stage will be the exchange of shares of Brasil Telecom by TMAR, so that all of the shareholders that retained their shares of BRTP and BRTO will become shareholders of TMAR.

As well as in previous stage, the exchange ratios were established based on average market price set for in slide 18. This slide shows the exchange ratios between Brasil Telecom Participações and Brasil Telecom operating company shares and the final exchange rate to TMAR shares. Before these mergers transactions, TMAR will pay an extraordinary dividend as described in the material fact of R$ 3.9 billion and all of the exchange ratios take payment of this amount into account due to will be paid before all of the mergers.

The price to be paid for the shares of BRTP shares are R$ 72.31 per share based on average market price with a premium of between 14.5% and 19%, as you can see in slide 19. If we consider, for example, the closing price of April 23rd, 2008 of R$ 50.50 per share for example, the implicit market value for the control of Brasil Telecom Participações is 16.30. Based on this example, the premium paid to the controlling shareholders of Brasil Telecom is 14.5%, which is extremely reasonable if we consider the strategic appeal of this acquisition.

Following the same rationale but considering the average price of the common shares of Brasil Telecom Participações, BRTP3, over the 90 days preceding April 23rd, 2008 this premium would be 19%. We believe that these premiums are reasonable for a transaction that has such strategic relevance, magnitude and complexity vis-a-vis the company that will result from the joint operations of both companies.

Following all of these transactions, the corporate structure will be very similar to what we have today, as shown on slide 20, such that TmarPart will hold the majority common shares issued by TNLP, which in turn will continue to control TMAR with all the original shareholders of BRTP and BRTO. The existing shareholders of BRTP and BRTO will own shares of Tmar and for a certain period of time BRTO will remain as a whole owned subsidiary of TMAR.

Now I would like to proceed to the Q&A session.

Q&A Session

Operator: Thank you. Ladies and gentlemen, we will now begin the Question and Answer session. If you have a question, please press the star (*) key, followed by the one (1) key on your touch-tone phone. If at any time you would like to remove yourself from the questioning queue, press star (*) two (2). Excuse me; our first question comes from Mr. Peter Lyons with Oscar Gruss.

Mr. Peter Lyons: Hi, good morning everyone. I have two questions actually, my first is regarding this 8 million pay TV subscribers you forecast in five years; I was wondering if you can give us just a general breakdown on what percentage of those you see, what percentage of the 8 million you see in Brazil and what percentage you might see abroad, internationally? That is the first question.

The second question is regarding the approval of Cade and Anatel. I was wondering if these will be taken into consideration in parallel, or if there will be the approval from Anatel before Cade and I know in the Portuguese call you mentioned three months for one and three months for the other, so if you can give us some more color and that I would appreciate it. Thank you.

Mr. Falco: Ok Peter. First, the 8 million is just an average calculation coming from the broadband of 12. We, in our numbers here we see that 60% the penetration of pay TV will be around 60% of the broadband and we are talking about all the technologies, including DTH … DTH and that means only in Brazil, these 8 million.

The second question that we are talking is yes, we are seeing in three months - we cannot push the authorities, of course - but we can see that three months is a reasonable time to have the approval from Anatel, which will come later than the change in PGO and then after these three months we will have the operation approved.

We expect to see Cade going parallel to the operation; normally Cade makes their analysis ex-post and never ex-ante, which means that in general terms we see three months as a good time to approve this operation. We will need another three months after approval to make all the offers that we are putting here on our proposal.

Mr. Lyons: So looking at about six months total for this transaction?

Mr. Falco: We are looking three months from Anatel approval and then parallel another three months from Cade and from the bid that we are putting here, all the tender offers and things like this.

Mr. Lyons: Ok and you mentioned a change in PGO; when do you expect that to happen in this scenario?

Mr. Falco: We have some news coming from Anatel that they will put in a public consult next week, but it goes normally one month, means that they will be able to have this PGO change, let us say, in two months from now and another month to make their analysis and see if they give the “anuência prévia”, which is the approval for the operation. That is why we are facing three months from now.

Mr. Lyons: Ok, thank you.

Operator: Excuse me; our next question comes from Mr. Gustavo Caldas with DA Capital.

Mr. Caetano: Hello, here is Piraju Caetano, I work with Gustavo. I tried to pose the question in the Portuguese call and I could not, so I am asking here. First of all you say on the press release that you reserve the right to buy part of the free float of the PNs BRTO4 and BRTP4 in the market before the OPA; so if you buy those in the market - there is no material news - would you still add to the one-third or this would be part of the one-third you are tendering?

Mr. Salazar: It is complementary; it is one-third only, so the total is going to be one-third whatever the company …

Mr. Caetano: You say that you can buy in the market before the tender, right? You reserve the right to buy in the market, Telemar reserves the right to buy in the market; so if you buy – and the stock is going down now – if you go in the market and you buy now that means that you are going to buy less on the price that you …

Mr. Salazar: Exactly.

Mr. Caetano: Exactly?

Mr. Salazar: Exactly, that means that we are going to buy less on the tender offer.

Mr. Caetano: Ok and the second question is the swap ratios that you are saying; do you think that the PNs, you said on the Portuguese call the PNs would not have to approve it, because just they are just the one votes and also … but do you think they could block, they could block the operation from … to swap the Tmar PNs from the BRTO4 and BRTP4?

Because my understanding is like CVM on theirs; when they can public with their resolution they said that if it is at market price on an organized market, then it should be approved and the big question is if those shares in the last 90 days have been trading like on rumors, on facts, like it was not a very organized market and so the prices could be distorted?

And also the second part of this distortion in the market is that Tmar5 has been trading on some assumptions of a cheap company with almost no debt; but - that is what we hear about until now - but the shares are going to be given is a company that is acquiring a control group very … for like 9x Ebitda or 10x Ebitda and with a lot of debt. So the 90 days history that you had in the past is not the same, is not for the same company that you are giving the shares. So do you think that there could be some conflict on this?

Mr. Salazar: Well, we do not think because in the last six months this transaction has been pretty much discussed, either through material facts or through the press, where all the prices pretty much were disclosed in a sense through the material fact where we stated that we would be paying between 4.5 and 5.2 billion.

So the transaction has been discussed in the market place for a while now and also when you do the exchange ratio between the two companies they have pretty much the same multiples, so we are exchanging companies that are in terms of multiples similar to each other. So we think exactly for the fact that this has been a very much discussed transaction in the last six months the market place is just a reflection of this discussion, so we do not see why this is not a normal market for both shares.

Mr. Caetano: Yes, it has been discussed on rumors like one day you say something, the other day you say something else; and a prove that the market was not expecting this is that to the shares are all dropping today; so it is not like the market was expecting the outcome that came.

And the second part is the companies are trading almost the same multiple; it should seem that TMAR did not acquire the control for Brasil Telecom yet. Once you take just the control that they are buying like for 9x Ebitda or 10x Ebitda for the control group and then a tag along will be lower, then the multiple for Tmar5 is a little bit higher than the PNs for Brasil Telecom.

So what I mean is you are getting 90 days history for something that was cheap about the same multiple; but what you are delivering is not the same company, you are delivering a company that is buying something very expensive on a higher multiple, so you could have some minorities saying that this is not right. Don’t you think this could be reasonable?

Mr. Salazar: Again, we think the market has been following this discussion for the last six months in terms of delivering a new company. In our view we think we are delivering a much better company, a company that everybody in a sense said that did not use the best capital structure, so now we are leveraging a little bit more the company so it has a better capital structure.

The prices for the control they have been pretty much discussed all over in the last months not based on rumors, but also in material facts from the company itself, so people cannot say that 4.5 or 4.7, 4.8, 4.9 … is not a rumor - it was a fact about in January actually and they are a kind of like the same companies.

Besides that, we have the dividend that has been adjusted to … the extraordinary dividend that has been adjusted to the swap ratios. So we think at the end of the day there will be a much better company for everybody and since they were done based on market price we think the swap ratios are fair.

Mr. Caetano: Ok. Probably the market does not agree, because of all talks are following. And just one more question before I leave. On the Portuguese call you were saying that you did not buy more than one-third on the PNs because it would compromise the cash flow on the company, you are already raising some cash. But you also said that you are paying a dividend because you had enough cash to pay the dividend; so instead of paying a dividend from Tmar5 to the controllers upstream why did not you buy more Tmar … more BRTP4 and more BRTO4 if you think they are so cheap?

Mr. Salazar: Because we thought the best distribution for the use of the cash would be part to repurchase shares from the market on BRP and part to pay dividends, it is just something that we thought was better.

Mr. Caetano: Ok then. Thank you.

Operator: Excuse me; our next question comes from Mr. Dan Kwiatkowski with Schroeders.

Mr. Dan Kwiatkowski: Hi, I have got a couple of questions. The first question, can you just clarify on the dividend; that is being paid pre the deal on the existing share structure or is that being paid pre the deal on the new share structure? That is the first question.

Second question is on synergies. What do you expect on synergies from the merger? And the third question is in the calculations you do not seem to be including the direct participation of about 30 million preferred shares issued by Telemar and held by Telemar Participações; can you say what is actually happening to those shares? Thank you.

Mr. Salazar: Well, first of all the dividend is on the existing structure, ok? Synergies, we have some studies here that we are analyzing, but it is much more market synergies than, for instance, personnel synergies for instance, ok?

We are talking about a company that will have national coverage on the mobile, so it is going to be able to compete better; is a company that is going to have a national broadband for the corporate market, but we still are analyzing it.

And the third question was the share of Telemar Participações consider on the free float of TMAR, they are part of the free float of TMAR. We consider on the free float of TMAR.

Mr. Kwiatkowski: Ok, on the free float.

Mr. Salazar: Yes.

Mr. Kwiatkowski: Ok great and just to clarify once more and the dividend is paid on the existing structure of today in TMAR?

Mr. Salazar: Yes, yes, that means that the dividend will be paid prior to the restructuring, prior to incorporation.

Mr. Kwiatkowski: Great, thank you.

Operator: Excuse me; our next question comes from Mr. Ricardo Araújo with Itaú Bank.

Mr. Ricardo Araújo: Hi. I just have one question in relation to the extraordinary dividend that will be paid by Tmar. It is obviously clearly written in the press release that Tmar will pay this extraordinary dividend of R$ 3.9 billion, but a part of it will go obviously to TNLP, right? Do you intend to pay this dividend as an extraordinary dividend at TNLP level or not?

Mr. Salazar: I think - like I mentioned before on the call in the morning - we finalized, what we think we finalized the whole transaction for Tmar and we are still … we are going to start to think about TNE. TNE probably, as you are aware, has a debt of around R$ 800 million and then we are starting to make studies for TNE. Of course, whenever we came to any conclusions about how is going to be the situation in TNE, which we are still studying, we are going to advise the market and we are going to release to the market some material fact stating what is going to be done with TNE.

Mr. Araújo: Ok, so the matter, the fact that you have not mentioned here at this press release does not automatically imply that you are not going to pay, simply you have not finished the study yet?

Mr. Salazar: Yes, exactly. It does not automatically imply that we are not going to pay on TNE, it s does matter that we are studying it right now.

Mr. Araújo: Ok thank you very much and sorry for posing the question twice.

Operator: Excuse me; our next question comes from Ms. Vera Roth with Morgan Stanley.

Ms. Vera Roth: Thank you. I have two questions. How many shares you are going to be listed after all these steps are done and if you plan to list ADRs as well at the TMAR level?

Mr. Roberto Terziani: Vera, this is Terziani, good morning. After this restructuring we should have two companies listed in the New York Stock Exchange: TNE and TMAR. In TMAR we are analyzing to list PN shares firstly and then probably we will list also the ON shares.

Ms. Roth: You mean to have ADRs on both?

Mr. Terziani: Yes, yes.

Ms. Roth: Ok and TMAR today has like three classes of shares: PNA, PNB and also the ONs. This company is going to have the three classes of shares after?

Mr. Terziani: No, no. Actually TMAR has really three classes of shares, but one of them - which is PNB, or Tmar6 - does not have any liquidity in the market, because there are very few shares issued. We cannot cancel this share because they are owned by thousand shareholders, so this share will exist in the future, but will not list in the New York Stock Exchange.

Ms. Roth: Ok, thank you.

Operator: Our next question comes from Mr. Henry Cobb with Nevsky Capital.

Mr. Henry Cobb: Hi there, thanks very much for the call. I have got a few questions. Firstly, there seems to be some confusion amongst analysts about the calculation of the swap ratios; I have seen one report saying that the swap ratio is going to factor in the dividends that you are paying out on the TMAR shares and so that is effectively BRP shareholders lose out, because 3.9 billion is removed from the balance sheet before they get the ownership of the shares; and on your presentation you confirm that the share swap ratio are using 90 days reap adjusted for dividends. So could you just make a firm confirmation of that to clear up any confusion in the market that the swap ratios do not include dividends? Could you just clarify that?

Secondly, what is the record date for the TMAR level dividends, the special dividends? Has that been established yet?

And lastly, following upon the TNLP level you said a lot of times in the last couple of years … restructuring options and I understand you could recall the one, one of the options involved paying out a … setting a dividend policy based on free cash flow and starting off a restructuring process with the special dividends, so is that still on the table at TNLP level?

Mr. Salazar: Number one, the question number one. The dividend, the extraordinary dividend is already discounted on the price of the TMAR share that is contemplated on the swap ratio, ok?

Mr. Cobb: Thank you, yes.

Mr. Salazar: Ok? So I do not know if I can be more clear than that, but …

Mr. Cobb: No, it is not my problem; it is just some other people I am reading.

Mr. Salazar: Ok, ok, it is already discounted, ok? The second question, the record date for the extraordinary dividends we do not have it yet, we expect it to be between 90 and 120 days from the signature of the acquisition, which was last Friday, ok?

And the third question regarding TNE we are still analyzing it. We have solved, we think we have solved the TMAR level, the acquisition of BRP and the next steps and for TNE we are going to start working on it to clarify and to make any kind of proposal regarding dividends and everything else. Like a colleague of yours made a question a moment ago, the fact that we did not mention any dividends on TNE at this time does not mean that there will not be any dividends; we are just starting to work on TNE right now.

Mr. Cobb: Ok and a very final question. The one level which I do not have any clarity is on the TmarPart level, because obviously it is not a public company. Could you just disclose what the level of debt will be first deal? And how this debt will be serviced?

Mr. Falco: Sorry, we do not have how to disclose these numbers and it is a very private company; that is above our level here on the company.

Mr. Salazar: The best way maybe is to get in touch with the IR Officer of TmarPart and ask them this question, because they will be more … they will have more information than us to give you this answer.

Mr. Cobb: Ok. Is there a way I can that contact details?

Mr. Salazar: We can provide you. Get in touch with our IR team, with Terziani and his team, and then we can get to you the phone number and the contact for the IR Officer for TmarPart.

Mr. Cobb: Ok. Well, thank you very much indeed for your time.

Operator: Our next question comes from Mr. Fernando Faria with Pyramid Research.

Mr. Fernando Faria: Hi, good morning everybody. I just wanted to have a better clarification about the 30 million subscribers forecasted within five years on foreign operations, if you could enlighten on which markets would you be aiming at that if you have any specific targets of consolidation, joint ventures, acquisitions? I would appreciate. Thank you very much.

Mr. Falco: Ok, obviously it is a forecast. The targets are Portuguese language countries - the world has 250 million Portuguese speakers; this country, Brazil, has 180 million. This company is starting with 46 million customers which speak Portuguese and of course all the Portuguese speakers country is a target.

The other target is our neighbors here in South America - where and when we have opportunity to go to this market, since the proximity will allow us to get more synergy. We have two kinds of synergy, the language and the proximity of the market and it is a five-year plan; what we are being very clear is that we are moving out of our region inside Brazil.

The first movement of course is inside Brazil other regions, but we are giving the market the information that this is the first move, but is not the last one. We will keep moving for international areas to keep getting some extra customer, as you know it is a scale business.

Mr. Faria: Ok, so you are talking about Latin America and Africa probably?

Mr. Falco: Yes, in principle yes.

Mr. Faria: Ok, thank you very much.

Operator: Excuse me; our next question comes from Mr. Carlos Siqueira with UBS Pactual.

Mr. Carlos Siqueira: Hi guys. One question on the goodwill that is being generated with this transaction. What type of tax yield you expect this goodwill to generate? Maybe putting it another way, what is the net present value of this goodwill for the new company, if I may?

And I have also another one on the Invitel. I guess there was some confusion in the Portuguese call on whether we should remove from the tag along price the Invitel debt or not; to me it seems we do not have to, the price is the price announced minus the dividends paid by Brasil Telecom, but I think it is good to have a clarification on that front to. Thanks.

Mr. Salazar: On the goodwill - like I think we said on the Portuguese call, Carlos - we think we are going to try to get the best that we can get or the most effective transaction as possible, of course taking in consideration all the aspects of the law. So we are going to do everything that we can to optimize the transaction - and if that is the case of course from a tax point of view as well. We still … this is a very complex transaction, we are still working on it to try to optimize it and of course any news on that front also you will be advised about it.

And the second question is that the price on Invitel it will be deducted, the price that we will pay for Invitel will be the R$ 72 whatever minus the dividend minus the debt that is in the Invitel … at Invitel - and the debt should be around 900 to R$ 1 billion.

Mr. Siqueira: Ok, so just confirming, so you are saying that it will be R$ 72 minus R$ 1.56 minus R$ 1 billion debt and then we will get to the … so it is much less than …

Mr. Salazar: No, no, hold on. Are you talking about the tag along?

Mr. Siqueira: Tag along, yes.

Mr. Salazar: Tag along the basis is R$ 72 minus the dividends.

Mr. Siqueira: Ok, that is … yes, ok, great. That is …

Mr. Salazar: The disbursement value to purchase the control of Invitel …

Mr. Siqueira: No, I understand that. Fine.

Mr. Salazar: Ok, thanks.

Mr. Siqueira: Ok thank you Salazar, thanks.

Operator: Excuse me; our next question comes from Mr. Marcello Mollica with Paineiras Investments.

Mr. Marcello Mollica: Hello? Hi, just to make sure the tag along, the deduction of the dividends. I just want to make sure that you deduct R$ 1.56 as the deduction in the control price or 80% of that amount? Thanks.

Mr. Salazar: The tag along is R$ 72, around 72 minus the 1.6 of dividends and then for the tagalong 80% of this amount, 72 minus one point something.

Mr. Mollica: Ok, thanks.

Operator: Our next question comes from Mr. Valder Nogueira with Santander Bank.

Mr. Valder Nogueira: Good morning guys. Two follow up questions. Daniel asked a question at the beginning of the call about the voluntary tender offer. If you are to buy shares of BRP and BRP operating company in the market, do you have to file with Bovespa the voluntary tender offer, am I right?

Mr. Salazar: One thing is the voluntary tender offer; the other thing is the company going to the market to buy shares in the market. Whenever we go to the market to buy shares we do not need to do anything, we can buy it. If we go, then it is not a tender offer, it is just somebody buying a share.

Mr. Nogueira: Ok, but that will not impact the amount of shares that you are willing to buy in the voluntary tender offer, right?

Mr. Salazar: It will a little bit, because at the end of the day if I can only by up to one-third of the shares, the tender offer will be one-third minus whatever we had bought from the market.

Mr. Nogueira: Ok, but that was not clear in the press release, ok. The second question is: you have an open buyback for TMAR shares; does any of the transactions released on Friday impact that open buyback?

Mr. Salazar: No.

Mr. Nogueira: Ok, thanks.

Operator: Our next question comes from Mr. Luigi Minerva from HSBC.

Mr. Luigi Minerva: Yes, good morning everyone. I just wanted to ask you what is your view on the Brazilian market going forward; after this deal do you expect more consolidation in the market?

Mr. Falco: Yes, we can see this market being consolidated with other players and probably will be at the end mostly with three platforms: it will be the Spanish guys, the Mexican guys and now the Brazilian guys are going to the game with this operation. Of course, some minor assets, which are on the market, they can be niche players or probably they will be merged into one of these three platforms which will result at least in short-term on the market.

Mr. Minerva: Ok, thank you.

Operator: Our next question comes from Mr. Alexandre Constantini from Deutsche Bank.

Mr. Alexandre Constantini: Ok hi, good morning everybody, just a follow-up question on TMAR and the different shares. In the bylaws of TMAR there is an article that empowers the company to buy back or to buy its preferred shares at any time. I would like to know if this condition will still be in place with the creation of this new Tmar and also when is possible to apply this situation and if eventually we should see this happening, some constraints about that? Can you elaborate please?

Mr. Terziani: Constantini, this is Terziani again. Look, what was established in our bylaw is exactly what was established on the corporate law. We maintain this article in our bylaw just to be more transparent to the market, because actually we do not need to keep this article in our bylaw; just following the corporate law, all of the companies in Brazil could maintain our could redeem shares under the corporate law. So all of the shares, all the PN shares of TMAR, theoretically speaking, they have … they can be redeemed in any time.

Of course there are some restrictions for that: for example, to redeem shares we have to have reserves; so if the company does not have reserves we cannot redeem shares. But this is the case not only for TMAR, but for all of the Brazilian companies - because this is established on the corporate law, as I said.

Mr. Constantini: So nothing that investors should be concerned coming from this front?

Mr. Constantini: No, no.

Mr. Constantini: Ok, thank you.

Operator: Excuse me; our next question comes from Mr. Peter Lyons from Oscar Gruss.

Mr. Peter Lyons: Hi, I had a question on the total number of headcount. I know it was spoken about in the media reports that the total number headcount for Oi and Brasil Telecom would not actually decrease and I was wondering if this is net, if this includes the additions of potential headcount in Sao Paulo or are we just talking about maybe an increase in Sao Paulo and maybe reductions in other places? Are we saying that it is frozen as it is now for the next three years? Thank you.

Mr. Falco: Ok. It is not frozen, ok? We are talking about all the groups involved that we will maintain the number of the employees and not the jobs, only the number of employees. As you can see, the companies complementary one each other, which means that there is no synergy in headcount and now we have a big expansion coming in place; Sao Paulo, as you mentioned, is a big expansion, we need some headcount in Sao Paulo and there are other services that we are expanding, which means on the net base we will not have less headcount that the two groups, the two economical groups have today, ok?

Mr. Lyons: Ok, thank you very much.

Operator: Our next question comes from Mr. Omar Zeolla from UBS.

Mr. Omar Zeolla: Hi, good morning. My question was about what are your plans for funding the transaction? Will it be a syndicated loan, will it be in reais, in dollars and what is your expectation for your leverage after the transaction?

Mr. Salazar: Ok. We expect the combined entity to have a leverage of 2x Ebitda moving from the TMAR level nowadays and BRP level individually: 1.4, 1.5, something like that, the combined entities to have 2x that Ebitda and regarding the funding for the transaction, we are working with banks probably due to the size of the transaction; we are going to need local debentures, we are going to need a loan syndication, we are going to need capital market abroad, so probably it is going to be a basket of those different instruments. ok?

Mr. Zeolla: Ok, thank you.

Operator: Excuse me; ladies and gentlemen, this concludes today’s question and answer session. I would like to invite Mr. Falco to proceed with his closing statements. Please sir, go ahead.

Mr. Falco: Ok. Before wrapping these things up I would like to emphasize management’s commitment to value creation by seeking greater operational efficiency and offering customized products to best meet our customers’ demand. We, as Oi executives, will work to comply with the requirements of regulating bodies Anatel, the SEC, the CVM and Cade and others so that the acquisition of control of Brasil Telecom may be complete as soon as possible. We would like to once again thank you all for your interest and this participation on this conference call and have a nice day.

Operator: That does conclude the Oi audio conference for today. Thank you very much for your participation, have a good day and thank you for using Chorus Call Brasil.